UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

SCOPUS BIOPHARMA INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

809171101

(CUSIP Number)

Joshua R. Lamstein, 420 Lexington Avenue, Suite 300 New York, New York 10170/ Phone: (212) 479-2513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809171101	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS SCPS/Strategic Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,068,016 (See Item 5)
	8.	SHARED VOTING POWER 0 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 1,068,016 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,016 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14.	Type of Reporting Person OO

CUSIP No. 809171101	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Ira Scott Greenspan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 231,242 (See Item 5)
	8.	SHARED VOTING POWER 1,068,016 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 231,242 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,068,016 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,258 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%

14.	Type of Reporting Person IN

CUSIP No. 809171101	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Joshua R. Lamstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 149,928 (See Item 5)
	8.	SHARED VOTING POWER 1,068,016 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 149,928 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 1,068,016 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,944 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%

14.	Type of Reporting Person IN

CUSIP No. 809171101	13D	Page 5 of 8 Pages

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Shares”), of Scopus BioPharma Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 420 Lexington Avenue, Suite 300, New York, New York, 10170.

Item 2: Identity and Background

a.	This Schedule 13D is being jointly filed by SCPS/Strategic Capital Partners LLC, a Delaware limited liability company (the “LLC”), Ira Scott Greenspan, and Joshua R. Lamstein (Mr. Greenspan and Mr. Lamstein, collectively with the LLC, referred to herein as the “Reporting Persons”).

b.	The principal business address of the Reporting Persons is 420 Lexington Avenue, Suite 300, New York, New York, 10170.

c.	Mr. Greenspan is a co-manager of the LLC, a member of the Board of Directors of the Issuer, and the Chairman of the Executive Committee of the Board of Directors of the Issuer. Mr. Lamstein is a co-manager of the LLC, and the Chairman of the Board of Directors of the Issuer. The principal address of both the LLC and the Issuer is 420 Lexington Avenue, Suite 300, New York, New York, 10170.

d.	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Greenspan and Mr. Lamstein are citizens of the United States of America. The place of organization of the LLC is the state of Delaware.

Item 3: Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration were (i) personal resources of each of Mr. Greenspan, Mr. Lamstein and their respective affiliates, including HCFP, and (ii) an aggregate of approximately $395,000.

The LLC is managed by its two co-managers, Mr. Greenspan and Mr. Lamstein.

Item 4: Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. No Reporting Persons have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intentions or purpose and take actions which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 809171101	13D	Page 6 of 8 Pages

Item 5: Interest in Securities of the Issuer

(a) The LLC beneficially owns 1,068,016 Shares issuable upon exercise of W Warrants, representing approximately 5.6% of the outstanding Shares. Each W Warrant has an exercise price of $4.00 and will become exercisable into Shares starting on October 1, 2021 (i.e., within 60 days of the date of event which requires this filing, or August 2, 2021) for one B Unit. Starting on April 1, 2022, each B Unit can be separated into one share of common stock and one Z Warrant. Each Z Warrant is exercisable for one share of common stock with an exercise price of $5.00 per share. The Z Warrant will become exercisable on July 1, 2022 and will expire on June 30, 2027. The LLC directly beneficially owns all of the 1,068,016 Shares. Mr. Greenspan and Mr. Lamstein are the two co-managers of the LLC, and as such each may be deemed to have indirect beneficial ownership of the Shares that are directly beneficially owned by the LLC.

Mr. Greenspan indirectly beneficially owns (i) 1,068,016 Shares issuable upon exercise of W Warrants by virtue of his indirect beneficial ownership of the 1,068,016 Shares of the LLC, representing approximately 5.6% of the outstanding Shares; (ii) an aggregate of 140,002 Shares (which consists of 73,334 Shares and 66,668 Shares issuable upon exercise of W Warrants by virtue of his indirect beneficial ownership of the 66,668 Shares issuable upon exercise of W Warrants of HCP/Advest LLC), representing approximately 0.8% of the outstanding Shares; (iii) 9,850 Shares by virtue of his indirect beneficial ownership of the 9,850 Shares of HCFP, representing approximately 0.1% of the outstanding Shares; and (iv) 81,390 Shares directly owned by Mr. Greenspan, representing approximately 0.4% of the outstanding Shares.

Mr. Lamstein indirectly beneficially owns (i) 1,068,016 Shares issuable upon exercise of W Warrants by virtue of his indirect beneficial ownership of the 1,068,016 Shares of the LLC, representing 5.6% of the outstanding Shares and directly beneficial owns (ii) an aggregate of 149,928 Shares (which consists of 118,797 Shares and 31,131 Shares issuable upon exercise of W Warrants by virtue of his direct beneficial ownership of the 31,131 Shares issuable upon exercise of W Warrants), representing approximately 0.8% of the outstanding Shares.

Each of Mr. Greenspan and Mr. Lamstein indirectly beneficially owns 1,350,000 Shares by virtue of their indirect beneficial ownership of the 1,350,000 Shares of HCFP/Capital Partners 18B-1 LLC (“18B-1”), representing approximately 7.5% of the outstanding Shares. Both Mr. Greenspan and Mr. Lamstein are members and co-managers of 18B-1 and have shared voting and dispositive power over the 1,350,000 Shares of 18B-1. They previously disclosed their beneficial ownership relating to the 1,350,000 Shares of 18B-1 to the SEC on February 16, 2021 on a Schedule 13G filing.

Each of Mr. Greenspan and Mr. Lamstein indirectly beneficially owns 3,000,000 Shares issuable upon exercise of W Warrants by virtue of their indirect beneficial ownership of the 3,000,000 Shares of HCFP/Capital Partners 18B-2 LLC (“18B-2”), representing approximately 14.2% of the outstanding Shares. Both Mr. Greenspan and Mr. Lamstein are co-managers of 18B-2 and have shared voting and dispositive power over the 3,000,000 Shares of 18B-2. They disclosed their beneficial ownership relating to the 3,000,000 Shares of 18B-2 to the SEC on August 12, 2021 on a Schedule 13D filing.

The calculation of the percentage of outstanding Shares held by the Reporting Persons are based on 18,094,264 Shares outstanding, as of August 6, 2021.

(b) The LLC has the sole power to vote or direct the vote of 1,068,016 Shares. Mr. Greenspan has the sole power to vote or direct the vote of 231,242 Shares. Mr. Lamstein has the sole power to vote or direct the vote of 149,928 Shares. Mr. Greenspan and Mr. Lamstein have the shared power to vote or direct the vote of 1,068,016 Shares.

The LLC has the sole power to dispose of or direct the disposition of 1,068,016 Shares. Mr. Greenspan has the sole power to dispose of or direct the disposition of 231,242 Shares. Mr. Lamstein has the sole power to dispose of or direct the disposition of 149,928 Shares. Mr. Greenspan and Mr. Lamstein have the shared power to dispose or direct the disposition of 1,068,016 Shares.

CUSIP No. 809171101	13D	Page 7 of 8 Pages

(c) None of the Reporting Persons have effected any other transactions of the Shares during the past 60 days, except the transactions reported on the Form 4 filings filed with the SEC on July 27, 2021 and August 3, 2021.

(d) Other than Mr. Greenspan and Mr. Lamstein, in their capacity as co-managers of the LLC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the LLC’s 1,068,016 Shares.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7: Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated August 12, 2020 by and among SCPS/Strategic Capital Partners LLC, Ira Scott Greenspan, and Joshua R. Lamstein

CUSIP No. 809171101	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 12, 2021

SCPS/Strategic Capital Partners LLC

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan
Co-Manager

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein
Co-Manager

Ira Scott Greenspan

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan

Joshua R. Lamstein

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein

Exhibit A

AGREEMENT AS TO A JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that (1) only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Scopus BioPharma Inc., a Delaware corporation, and (2) this Joint Filing Agreement may be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person will be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 12, 2021.

SCPS/Strategic Capital Partners LLC

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan
Co-Manager

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein
Co-Manager

Ira Scott Greenspan

By:	/s/ Ira Scott Greenspan
Ira Scott Greenspan

Joshua R. Lamstein

By:	/s/ Joshua R. Lamstein
Joshua R. Lamstein